[redacted]

SECI 15027906 SSION

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 27 2015
WASH, D.C.
189

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SEC FILE NUMBER
8- 69159

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 9/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Rye Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 Theodore Fremd Avenue, Suite 150 South
(No. and Street)

Rye (City) NY (State) 10580 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Heller 973-669-4744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Suite 4 (Address) Marietta (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 12/2

aB 12/2

OATH OR AFFIRMATION

I, John Callaghan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Rye Securities, LLC, as of Sept. 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

John Callaghan
Signature

President
Title

Notary Public

KEITH NEIDIG
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
September 30, 2015
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of New Rye Securities, LLC

We have audited the accompanying statement of financial condition of New Rye Securities, LLC as of September 30, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of New Rye Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Rye Securities, LLC as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of New Rye Securities, LLC's financial statements. The supplemental information is the responsibility of New Rye Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPAs P.C.

Goldman & Company CPAs P.C.
Marietta, Georgia
November 5, 2015

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
September 30, 2015

ASSETS

CURRENT ASSETS:		
Cash	$	49,990
Prepaid expenses		5,364
Total current assets		55,354
TOTAL	$	55,354

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	3,239
Due to related parties		33,297
TOTAL		36,536
MEMBERS' EQUITY		18,818
TOTAL	$	55,354

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2015

REVENUE:	
Investment Banking-Advisor Fees	$ 127,194
OPERATING EXPENSES:	49,158
Legal and professional fees	38,705
Consulting	27,411
Regulatory fees	24,818
Occupancy and equipment	18,615
Travel	4,187
Technology and Communications	3,300
Marketing	2,338
Miscellaneous	2,000
Outside Labor	1,862
Telephone	
Total expenses	172,394
NET LOSS	$ (45,200)

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2015

MEMBERS' EQUITY, OCTOBER 1, 2014	$	29,018
Net Loss		(45,200)
Member's Contributions		35,000
MEMBERS' EQUITY, SEPTEMBER 30	$	18,818

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2015

OPERATING ACTIVITIES:		
Net Loss	$	(45,200)
Adjustments to reconcile net loss to net cash used by operating activities		
Increase in accounts receivable		6,435
Increase in prepaid expenses		(1,700)
Increase in due to related parties		27,946
Net cash used by operating activities		(12,519)
Financing Activities:		
Member's contributions		35,000
NET DECREASE IN CASH		22,481
CASH AT BEGINNING OF YEAR		27,509
CASH AT END OF YEAR	$	49,990

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

New Rye Securities, LLC (the "Company") was organized on July 17, 2012 as a Delaware limited liability company for the purpose of conducting business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company intends to provide private placement services from its office in New Rye, NY. As a limited liability company the members' liability is limited to their investment. On March 22, 2013, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains a cash balance in one bank account which at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

Revenue Recognition

Advisory fee revenue is recognized at the time the services are completed.

3. INCOME TAXES

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits. Tax returns since inception are subject to examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of income.

4. CONCENTRATIONS

The Company earned 100% of its revenue from one customer during the year-ended September 30, 2015.

5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliated entity under common ownership (the "affiliate"). Under the terms of this agreement, the Company subleases a portion of the property of which the affiliate is the lessee and pays the affiliate a fixed amount set forth in the agreement. The Company also pays the affiliate for other shared office expenses. For the year ended September 30, 2015, the Company paid $30,155 to the affiliate and had $27,536 payable to the affiliate as of September 30, 2015 in connection with this agreement.

As of September 30, 2015, the Company had $5,761 payable to a member for reimbursement of expenses.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2015, the Company had net capital of $13,454 which was $8,454 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 271.56%.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2015

	SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 18,818
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expenses	(5,364)
NET CAPITAL	$ 13,454
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	3,239
Due to related party	33,297
Total aggregate indebtedness	$ 36,536
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	8,454
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	7,454
Percentage of aggregate indebtedness to net capital	271.56%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of September 30, 2015

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

September 30, 2015

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securitites to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

The accompanying notes are an integral part of these financial statements

To the Members
of New Rye Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which New Rye Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provision") and (2) The Company stated that it. met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPAs P.C.

Goldman & Company CPAs P.C.
Marietta, Georgia
November 5, 2015

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

NEW RYE SECURITIES, LLC

New Rye Securities, LLC

November 9, 2015

New Rye Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company identified the following provisions of 17 C.F.R.§ 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended September 30, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R. § 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

New Rye Securities, LLC

John P. Callaghan

John P. Callaghan
President

411 Theodore Fremd Avenue, Suite 150, Rye, NY 10580
E-Mail: john@newryesecurities.com
Phone: 888-908-9496 x102
Web: www.NewRye.com
Fax: 203-286-4755